SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Acceptance of the resignation of Mr. Napoleon L.
Nazareno as director of Philippine Long Distance
Telephone Company (the “Company”), and member of the
Technology Strategy Committee of our Board of
Directors, effective immediately;
2. Election of Ambassador Albert F. del Rosario as
director of the Company to hold office effective
immediately and for the unexpired term of his
predecessor in office, Mr. Napoleon L. Nazareno; and
3. Appointment of Ambassador Albert F. del Rosario as
member of the Technology Strategy Committee of our
Board of Directors.

July 11, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

July 11, 2016

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,802 As of June 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	July 11, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 4 (Election of Director)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on July 11, 2016:

1.	The Board accepted the resignation of Mr. Napoleon L. Nazareno as director of the Company and member of the Technology Strategy Committee of the Board of Directors, effective immediately. Mr. Nazareno’s resignation is due to personal reasons. The Board expressed their gratitude to Mr. Nazareno for his invaluable contribution and wished him continued success in his future endeavours.

The resignation of Mr. Nazareno is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.	As recommended by the Governance and Nomination Committee which conducted the screening process and determined that the director-nominee, Ambassador Albert F. del Rosario possesses all the qualifications and has none of the disqualifications for directorship, the Board elected Ambassador Albert F. del Rosario as director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Napoleon L. Nazareno.

Ambassador del Rosario was also appointed as member of the Technology Strategy Committee of the Board of Directors, effective immediately.

Ambassador Albert F. del Rosario was the former Secretary of Foreign Affairs of the Philippines from February 2011 to March 2016. He also served as Philippine Ambassador to the United States of America from October 2001 to 2006. Prior to entering public service, he was on the Board of Directors of over 50 firms. His business career for over four decades has spanned the insurance, banking, real estate, shipping, telecommunications, advertising, consumer products, retail, pharmaceutical and food industries.

Ambassador del Rosario is Chairman of Philippine Stratbase Consultancy, Inc., Gotuaco del Rosario Insurance Brokers, Inc. and Stratbase ADR Institute, Inc., and a director of First Pacific Company Limited, Indra Philippines, Inc., Metro Pacific Investments Corporation, Metro Pacific Tollways Corporation, Cavitex Infrastructure Corporation, Sarimonde Foods Corporation, Two Rivers Pacific Holdings Corporation, Metro Pacific Resources, Inc., Metro Pacific Holdings, Inc., Metro Pacific Asset Holdings, Inc., Philippine Telecommunications Investment Corporation, and Enterprise Investments Holdings, Inc. He is also a trustee of the Carlos P. Romulo Foundation for Peace & Development.

Ambassador del Rosario received numerous awards and recognition for his valuable contributions to the Philippines and abroad. In September 2004, Ambassador del Rosario was conferred the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations for the Philippines. He was a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine democracy in 2001 and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education in 1991. He was awarded as 2013 Professional Chair for Public Service and Governance by Ateneo School of Government and the Metrobank Foundation. He was elevated to the Xavier Hall of Fame in New York City in 2006. Ambassador del Rosario received the AIM Washington Sycip Distinguished Management Leadership Award in 2011 and Doctor of Laws (Honoris Causa) for “principled commitment to democracy, integrity and the rule of law both at home and around the globe” conferred by the College of Mount Saint Vincent, New York City in September 2015. He was conferred the Order of Lakandula with a Rank of Grand Cross (Bayani) for acting as Co-Chair of the 2015 Asia Pacific Economic Cooperation Summit in December 2015.

Ambassador del Rosario graduated from New York University with a Bachelor of Science Degree in Economics.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

July 11, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 11, 2016